[EDMUNDS & WILLIAMS, P.C. LETTERHEAD]

Writer’s Direct Dial: (434) 455-9105

E-mail: rsorenson@ewlaw.com

April 5, 2005

Securities and Exchange Commission

Division of Corporate Finance

450 Fifth Street, NW

Washington, D.C. 20549

Form 10-KSB for Bank of the James Financial Group, Inc.

Commission File No. 000-50548

Dear Sir or Madam:

Enclosed for filing on behalf of Bank of the James Financial Group, Inc. is the Form 10-KSB Annual Report Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934 for the Fiscal Year ended December 31, 2004.

The financial statements in the Form 10-KSB do not reflect a change from the preceding year in any accounting principles or practices or in the methods of application of those principles or practices.

Thank you for your assistance and please direct any questions or correspondence regarding this filing directly to me at 434-455-9105.

Sincerely,

/s/ Eric J. Sorenson, Jr.
Eric J. Sorenson, Jr.

enclosures

cc:	Mr. J. Todd Scruggs
Mr. Rawley H. Watson, III